April 15, 2020

W. Brett McGill
Chief Executive Officer
MarineMax, Inc.
2600 McCormick Drive
Suite 200
Clearwater, FL 33759

       Re: MarineMax, Inc.
           Form 10-K for the Fiscal Year Ended September 30, 2019
           Filed December 3, 2019
           Response dated April 7, 2020
           File No. 001-14173

Dear Mr. McGill:

       We have reviewed your April 7, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
March 30, 2020 letter.

Form 10-K for the Fiscal Year Ended September 30, 2019

Consolidated Financial Statements
Note 2   Significant Accounting Policies
Impairment of Long-Lived Assets, page F-10

1. In your response to comment 1, you cite certain synergies--such as dealer agreements, fulfilling customer sales orders, management personnel, marketing, and other shared administrative resources--as part of your conclusion that each region is the lowest level of independent cash flows. Please explain in greater detail each of these synergies, including:
        specifically how each synergy operates within a region;
 W. Brett McGill
MarineMax, Inc.
April 15, 2020
Page 2
              why these synergies are of such significance that each location within a region is dependent on the other locations within that region; and why these synergies make the lower-level cash flows of the locations not largely
              independent of each other.
2. In your response to comment 1, you indicate that dealer agreements are aligned at the regional level and not at the retail location level. With a focus on your more significant dealer agreements (including, but not limited to, Brunswick Corporation and Azimut-
         Benetti Group), please elaborate further and tell us:
           the nature of these dealer agreements (e.g., what they entail, approximate number of agreements, their size and scope, etc.);
           whether each region has separate/freestanding dealer agreements or the agreements are negotiated centrally/nationally; and whether the dealer agreements align perfectly with your regions, whether certain
             dealer agreements encompass only portions of a region, or whether there is overlap encompassing several regions.

        You may contact James Giugliano at (202) 551-3319 or Rufus Decker at
(202) 551-
3769 if you have any questions.



FirstName LastNameW. Brett McGill                              Sincerely,
Comapany NameMarineMax, Inc.
                                                               Division of
Corporation Finance
April 15, 2020 Page 2                                          Office of Trade
& Services
FirstName LastName